GKN plc
PO Box 55, Ipsley House,
Ipsley Church Lane, Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715
F +44 (0)1527 517700

29 October 2004

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

New GKN PLC

Dear Sirs,

GKN plc
Purchase of own ordinary shares held in Treasury

For your information I enclose a copy of the above announcement.

Yours faithfully,

S. DeRitter

pp **David Pavey**
Assistant Company Secretary

Encs

dw 11/10

GKN plc

Purchase of own securities held in Treasury

GKN plc announces that on 28 October 2004 it purchased 250,000 of its ordinary shares at a price of 215.7188p per share from Cazenove & Co. Ltd. It is intended that these shares are held in Treasury.

Following the purchase, GKN plc holds 6,000,000 of its ordinary shares in Treasury and has a total of 729,426,741 ordinary shares (excluding Treasury shares) in issue.

Grey Denham
Company Secretary
28 October 2004